Catan Pisco & Co., LLC (the "Company") a Illinois Company

Financial Statements

For the fiscal year ended December 31, 2023 and 2024

CATAN PISCO, LLC
Balance Sheets

	Dec 31, 2024	Dec 31, 2023
ASSETS		
Current Assets		
Cash	$ 20,809	$ 7,054
Accounts Receivable	17,082	24,962
Inventory	34,094	50,787
Total Current Assets	**71,985**	**82,803**
Fixed Assets		
Machinery & Equipment	16,058	9,127
Accumulated Depreciation	(7,081)	(5,476)
Total Fixed Assets	**8,977**	**3,651**
Other Assets		
Investment into Catan Pisco Chile SPA	40,829	32,875
Total Other Assets	**40,829**	**32,875**
TOTAL ASSETS	**$ 121,791**	**$ 119,329**
LIABILITIES AND EQUITY		
Current Liabilities		
Current maturities of long term liabilities	$ 1,424	$ 1,370
Credit Card Payable	9,401	9,535
Accrued Expenses	7,500	17,696
Accrued Liquor Tax	164	239
Total Current Liabilities	**18,489**	**28,840**
Long-Term Liabilities		
Notes Payable	9,117	10,541
Total Long-Term Liabilities	**9,117**	**10,541**
Total Liabilities	**27,606**	**39,381**
Partner Equity	425,169	347,138
Retained Earnings	(330,984)	(267,190)
Total Equity	**94,185**	**79,948**
TOTAL LIABILITIES AND EQUITY	**$ 121,791**	**$ 119,329**

CATAN PISCO, LLC
Statements of Income

	Jan-Dec 2024	Jan-Dec 2023
REVENUE		
Products	$ 54,989	$ 63,537
Services	12,090	11,999
Total Revenue	**67,079**	**75,536**
COST OF SALES		
Products	23,098	33,130
Shipping	2,207	2,607
Total Cost of Sales	**25,305**	**35,737**
GROSS PROFIT	**41,774**	**39,799**
EXPENSES		
Advertising	34,009	26,610
Bank Charges	245	145
Auto Expense	11,104	7,775
Dues and Subscriptions	590	-
Contractors	3,803	-
Depreciation	1,605	913
Professional Fees	5,142	1,870
Office Expense	2,823	3,673
Insurance	400	550
Lease Expense	17,952	11,898
Meals and Entertainment	17,678	8,011
Taxes and Licenses	1,884	2,221
Travel	6,507	5,138
Total Expenses	**103,742**	**68,804**
NET OPERATING LOSS	**(61,968)**	**(29,005)**
OTHER INCOME (EXPENSE)		
Other Income	487	227
Interest Expense	(2,313)	(821)
Total Other Income (Expense)	**(1,826)**	**(594)**
NET LOSS	**$ (63,794)**	**$ (29,599)**

CATAN PISCO, LLC
Statements of Cash Flows

	Jan-Dec 2024	Jan-Dec 2023
OPERATING ACTIVITIES		
Net income	$ (63,794)	$ (29,599)
Adjustments to Net Income:		
Accounts Receivable	7,880	(7,069)
Inventory	16,693	(32,842)
Depreciation	1,605	913
Credit Card Payable	(134)	8,391
Accrued Expenses	(10,196)	16,696
Accrued Interest	-	(445)
Accrued Liquor Tax	(75)	82
Total Adjustments to Net Income	**15,773**	**(14,274)**
Net cash used by operating activities	**(48,021)**	**(43,873)**
INVESTING ACTIVITIES		
Investment into Catan Pisco Chile SPA	(7,954)	(10,388)
Fixed Asset purchase	(6,931)	-
Net cash used by investing activities	**(14,885)**	**(10,388)**
FINANCING ACTIVITIES		
Note Payable Payments	(1,370)	(389)
Partner Withdrawls	(28,602)	(14,875)
Partner Contibutions	106,633	25,000
Net cash (used) provided by financing activities	**76,661**	**9,736**
NET CASH (DECREASE) INCREASE FOR PERIOD	**13,755**	**(44,525)**
Cash at beginning of period	7,054	51,579
CASH AT END OF PERIOD	**$ 20,809**	**$ 7,054**

CATAN PISCO, LLC
Statements of Equity

	Partner Equity	Retained Earnings	Total
BEGINNING BALANCE JANUARY 1, 2023	$ 337,013	$ (237,591)	$ 99,422
Partner Contibutions	25,000		25,000
Partner Withdrawls	(14,875)		(14,875)
Net Loss		(29,599)	(29,599)
ENDING BALANCE DECEMBER 31, 2023	347,138	(267,190)	79,948
Partner Contibutions	106,633		106,633
Partner Withdrawls	(28,602)		(28,602)
Net Loss		(63,794)	(63,794)
ENDING BALANCE December 31, 2024	$ 425,169	$ (330,984)	$ 94,185

CATAN PISCO, LLC
Notes to the Financial Statements

Notes Payable

Debt consisted of the following at December 31, 2024 and 2023

	2024	2023
SBA loan; interest at 3.75% per annum, maturing July 6, 2050, monthly payment of $150 commencing July 6, 2021, unecured.	$ 10,541	$ 11,911
Less: Current portion of notes payable	1,424	1,370
Long term portion of notes payable	**$ 9,117**	**$ 10,541**

Maturity of the note payable is as follows:

December 31, 2025	$ 1,424
December 31, 2026	1,479
December 31, 2027	1,536
December 31, 2028	1,596
December 31, 2029	1,658
Thereafter	2,848
	$ 10,541

Catan Pisco & Co., LLC
Notes to the Financial Statements
For the fiscal year ended December 31, 2023 and 2024
$USD

1. ORGANIZATION AND PURPOSE

Catan Pisco & Co., LLC (the "Company") is a company organized on August 4, 2018 under the laws of Illinois.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

c) Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

d) Legal Fees

Legal fees consist of legal services provided for the creation of the Company and equity financing.

e) Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

3. COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

4. SUBSEQUENT EVENT

The Company has evaluated events and transactions subsequent to the period. No events require recognition in the financial statements or disclosures of the Company per the definitions and requirements of ASC Section 855-10, Subsequent Events.